UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ]	Merger

[X]	Liquidation

[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

Little Harbor MultiStrategy Composite Fund

3.	Securities and Exchange Commission File No.:

811-22891

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]	Initial Application	[ ]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Little Harbor MultiStrategy Composite Fund
c/o Little Harbor Advisors, LLC
30 Doaks Lane
Marblehead, Massachusetts 01945

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

John Hunt, Esq.
Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109
(617) 338-2961

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-l and 31a-2 under the Act [17 CFR 270.31a-l, 31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 3la-2 for the periods specified in those rules.

Little Harbor Advisors, LLC
30 Doaks Lane
Marblehead, Massachusetts 01945
Attention: Chief Compliance Officer
(781) 639-3000

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ]	Open-end	[X]	Closed–end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Little Harbor Advisors, LLC
30 Doaks Lane
Marblehead, Massachusetts 01945

Argonaut Management, L.P.
546 Fifth Avenue, 17th Floor
New York, New York 10036

Buckingham Capital Management, Inc.
485 Lexington Avenue, 3rd Floor
New York, New York 10017

Calypso Capital Management, LP
135 East 57th Street, 20th Floor
New York, New York 10022

Corsair Capital Management, L.P.
366 Madison Avenue, 12th Floor
New York, New York 10017

Eclipse Capital Management, Inc.
7700 Bonhomme Avenue, No. 500
St. Louis, Missouri 63105

Hadron Capital, LLP
5 Royal Exchange Buildings
London EC3 V3NL, England

New Generation Advisors, LLC
13 Elm Street, Suite 2
Manchester, Massachusetts 01944

Paskewitz Asset Management, LLC
District View Plaza, Suite 301
644 Fernandez Juncos Avenue
San Juan, Puerto Rico 00907

Revolution Capital Management, LLC
1400 16th Street, Suite 510
Denver, Colorado 80202

Royal Capital Management, LLC
623 Fifth Avenue, 24th Floor
New York, New York 10022

Zadig Gestion (Luxembourg), S.A.
70 C, route D’Arlon
Strassen L-8008, Luxembourg

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Foreside Fund Services, LLC
Three Canal Plaza, Suite 100
Portland, Maine 04101

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]	Yes	[X]	No

If Yes, for each UIT state:

Name(s):

File No. : 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes	[ ]	No

If Yes, state the date on which the board vote took place:

May 13, 2016

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]	Yes	[X]	No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Section 11.2(a)(i) of the Registrant’s Declaration of Trust dated September 13, 2013 provides that the Registrant may be dissolved without shareholder consent upon the approval of not less than 75 percent of the Trustees. At the May 13, 2016 special meeting of the Trustees, all Trustees were present and all Trustees then present voted unanimously to liquidate and dissolve the Registrant.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]	Yes	[ ]	No

(a)	If Yes, list the date(s) on which the fund made those distributions:

July 11, 2016
August 26, 2016

(b)	Were the distributions made on the basis of net assets?

[X]	Yes	[ ]	No

(c)	Were the distributions made pro rata based on share ownership?

[X]	Yes	[ ]	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:
Were any distributions to shareholders made in kind?

[ ]	Yes	[X]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

[ ]	Yes	[X]	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X]	Yes	[ ]	No

If No,
(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]	Yes	[X]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[X]	Yes	[ ]	No

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Cash in the amount of $9,708

(b)	Why has the fund retained the remaining assets?

To pay outstanding debts of the Registrant.  Those debts comprise debts incurred in connection with the liquidation and dissolution of the Registrant (e.g., legal, filing fees), and the preparation of final regulatory filings (Form N-8F, Form N-SAR).  See response to Item 21.

(c)	Will the remaining assets be invested in securities?

[ ]	Yes	[X]	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[X]	Yes	[ ]	No

If Yes,
(a)	Describe the type and amount of each debt or other liability:

The Registrant has current outstanding debts in the aggregate amount of approximately $9,700. Those debts comprise the following (including corresponding estimated amounts):

Legal	$ 5,330

Expenses Incurred, Not Billed	$ 4,370
(Legal, Fund Administration/Custodian Expenses/
Filing Agent Expenses)

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

The Registrant has maintained assets to pay these obligations. See response to Item 20(a).

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:

$35,327 (estimated)

(ii)	Accounting Expenses:

$0

(iii)	Other Expenses (list and identify separately):

Fund Administration/ Custodian Expenses/ Transfer Agent Fees	$ 28,673 (estimated)

Tax Return Preparation Expenses	$ 5,500
Filing Agent Expenses	$ 363 (estimated)

(iv)	Total expenses (sum of lines (i) - (iii) above):

$ 69,863 (estimated)

(b)	How were those expenses allocated?

Pro rata among all shareholders.

(c)	Who paid those expenses?

All shareholders

(d)	How did the fund pay for unamortized expenses (if any)?

The Fund did not have any unamortized expenses at the time of its liquidation.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]	Yes	[X]	No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ]	Yes	[X]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes	[X]	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Little Harbor MultiStrategy Composite Fund, (ii) he is the President of Little Harbor MultiStrategy Composite Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Signature:

/s/ John J. Hassett

Name: John J. Hasssett
Title: President